UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LumiraDx Limited

(Name of Issuer)

Common Shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L109

(CUSIP Number)

Willard L. Umphrey

76 Red Coat Lane

Concord, MA 01742

(781) 676-5906

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G5709L109		SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Willard L. Umphrey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER

15,905,825.73

	8	SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
SOLE DISPOSITIVE POWER
REPORTING PERSON	9

WITH		15,905,825.73

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,905,825.73*

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
12

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.31%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Consists of (i) 1,734,906 outstanding ordinary shares, (ii) 643,160.73 ordinary shares issuable upon the exercise of warrants, (iii) 13,128,350.00 outstanding common shares, and (iv) 399,409 common shares issuable upon the exercise of warrants. Each ordinary share has ten votes per share on all matters subject to the vote of the shareholders. The ordinary shares are convertible at any time into an equal number of common shares at the option of the holder thereof.

**Percentage ownership is based on 154,224,500 common shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 1, 2023.

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on September 7, 2022 as amended by Amendment No. 1 to Schedule 13D which was filed with the SEC on December 20, 2023 (together, the “Original Filing”), by Willard L. Umphrey (the “Reporting Person”) and Anne M. Umphrey. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person may be deemed to beneficially own an aggregate of 15,905,825.73 Common Shares, representing 10.31% of the Common Shares. The aggregate number of Common Shares beneficially owned by the Reporting Person consists of (i) 1,734,906 outstanding Ordinary Shares, (ii) 643,160.73 Ordinary Shares issuable upon the exercise of vested options, (iii) 13,128,350 outstanding Common Shares, and (iv) 399,409 Common Shares issuable upon the exercise of warrants. Outstanding Ordinary Shares are convertible at any time into an equal number of Common Shares at the option of the holder thereof. The percentage of Common Shares beneficially owned by the Reporting Person is based on 154,224,500 Common Shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on May 1, 2023. Pursuant to Rule 13d-3(d)(i)(1), any percentage ownership of Common Stock disclosed herein reflects the percentage ownership that the Reporting Person would hold if they exercised their rights to acquire Common Shares, without any other person exercising similar rights. These percentages should not be taken to reflect the Reporting Person’s proportion of economic interest or voting power in the Issuer.

(b)	See Item 5(a) above. The Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the securities reported on their respective cover page of this Schedule 13D.

(c)	See attached Schedule 5(c)

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2023

Willard L. Umphrey

By:	/s/ Willard L. Umphrey
Name:	Willard L. Umphrey

            Schedule 5(c)

Name of Beneficial Owner	Date of Transaction	Amount of Securities Involved	Per Share	Location and Manner of Sales
Willard L. Umphrey	12/20/2023	648,031.00	0.08	Broker transactions Nasdaq Global Market
Willard L. Umphrey	12/21/2023	2,000,000.00	0.08	Broker transactions Nasdaq Global Market
Willard L. Umphrey	12/22/2023	2,000,000.00	0.08	Broker transactions Nasdaq Global Market
Willard L. Umphrey	12/22/2023	2,500,000.00	0.07	Broker transactions Nasdaq Global Market